

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-mail
Yuen Ling Look
Chief Executive Officer
ASPI, Inc.
7609 Ralston Road
Arvada, CO 80002

> **Re:** **ASPI, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 4, 2011**
> **File No. 000-21477**

Dear Ms. Look:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that on page 2 you refer to the upcoming shareholder meeting to which this proxy statement relates as both a "special stockholders meeting" and an "annual meeting." Please revise for consistency throughout or advise.

2.   We note that the proxy card as filed indicates that you are seeking shareholder approval to appoint De Joya Griffith & Company, LLC to serve as your independent auditor for fiscal year 2012. We further note, however, that you have not indicated that this is a proposal for which you are seeking shareholder approval on page 2 of the proxy statement. Please revise or advise.

Principal Holders of Voting Securities, page 4

3.　　We refer to the beneficial ownership table on page 5. As currently disclosed, it appears that Ms. Look owns 35.48% of the common stock outstanding, which does not appear mathematically correct in light of the percentage owned by Yeun Cheuk Hung. Please revise the table to clearly indicate the amount of shares owned by Ms. Look. You may elaborate on the details of her ownership in a footnote to the table. Please refer to Instruction 5 to Item 403 of Regulation S-K for guidance.

Proposal # 3, page 11

4.　　We note that you are proposing to increase your authorized common stock from 100 million to 1 billion. Please include anti-takeover disclosure or explain to us in detail why such information is not applicable. Refer to Instruction 2 to Item 19 of Schedule 14A for guidance.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 with any questions.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Michael McTiernan

　　　　　　　　　　Michael McTiernan
　　　　　　　　　　Assistant Director

cc: Michael A. Littman